Effective October 23, 2006

Between

Northtech Industries, Inc. a Nevada corporation doing business in Washington and having a place of business located at 11400 NE 132nd St, Suite 6201, Kirkland, Washington and

Millwork Pro, Inc. a Washington state corporation having a place of business located at 11400 NE 132nd St, Suite 6201, Kirkland, Washington (Hereinafter collectively referred to as the “Parties”)

Whereas the boards of directors and shareholders of Northtech and Millwork have unanimously agreed that a share exchange is in the best interests of both corporations

In consideration of the premises and for other good and valuable consideration the sufficiency and receipt of which are acknowledged the parties agree as follows:

Exchange for authorized but as yet not issued shares of the common stock of Northtech Industries Inc. in accordance with the following plan of exchange:

1.	Names of Constituent Corporations. Northtech Industries Inc. (“NORTHTECH”) will acquire all of the issued and outstanding shares of capital stock for Millwork Pro. Inc. (“MILLWORK”)

2.	Terms and Conditions of Exchange.

(a)

Each outstanding share of common stock of MILLWORK shall be surrendered in exchange for Two Million Eight Hundred and Forty Thousand (2,840,000) shares of the Class A common stock of Northtech Industries, Inc. However, no fractional shares of NORTHTECH Class A common stock will be issued. In lieu of any fractional share, NORTHTECH shall pay the surrendering holder of common stock of MILLWORK cash equal to the value of the fractional share, based upon the market value of one whole share of the common stock of NORTHTECH on the effective date of the merger. The agreed upon market value being Seven cents ($.07) per share.

(b)

Any shares of MILLWORK common stock held in the treasury of MILLWORK on the effective date of the merger will not be deemed to be issued or outstanding for purposes of this exchange. Such shares shall automatically be cancelled, and no shares of the common stock of NORTHTECH will be issued in respect of such treasury shares.

(c)

On the effective date of the exchange of shares, each holder of one or more shares of the common stock of MILLWORK shall surrender any and all certificates representing such shares to NORTHTECH, or its appointed agent, in such manner as NORTHTECH shall reasonably and legally require. Upon receipt of any such certificate, NORTHTECH will issue in exchange a certificate representing the number of shares of NORTHTECH common stock the surrendering MILLWORK shareholder is entitled to receive pursuant to the provisions of paragraph A, above.

(d)

The holder of any shares of NORTHTECH common stock issued pursuant to this Plan of Share Exchange will be entitled to receive dividends on such shares as if such shares had been issued on the effective date of the merger if and to the extent that the Board of Directors of NORTHTECH has declared or caused to be paid any such dividends between the effective date of the exchange and the issuance of a certificate representing newly issued NORTHTECH stock.

3.

Shareholder Approval. This Plan of Exchange shall be submitted to the shareholders of MILLWORK and NORTHTECH for their unanimous consent or for their approval at a meeting to be held on or before December, 31, 2006, or such other time as the Boards of Directors of MILLWORK and NORTHTECH shall agree.

4.	Effective date: this agreement shall be effective as at the date first written above.

Northtech Industries, Inc.
by authorized signatory

/s/ Mark Jensen
Mark Jensen, President

Millwork Pro, Inc.
by authorized signatory

/s/ Loren Perrigo
Loren Perrigo, President